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                                                               SEC FILE NUMBER
                                                                       1-13452

                                                                  CUSIP NUMBER
                                                                   704231 10 9



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

              For Period Ended: September 30, 1999
                                -----------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               -------------------------------

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  Read attached instruction sheet before preparing form. Please print or type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ---------------------------------
PART I -- REGISTRANT INFORMATION

         Full Name of Registrant:  PAXSON COMMUNICATIONS CORPORATION

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number):
                                   601 CLEARWATER PARK ROAD
         City, State and Zip Code: WEST PALM BEACH, FLORIDA 33401

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The Registrant has encountered delays with respect to certain accounting matters involving the consolidation of the financial statements of another entity with those of the Registrant and its subsidiaries.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Anthony L. Morrison, Esq.              (561)       659-4122
         ----------------------------------------------------------------------
         (Name)                              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the three months ended September 30, 1999 the Company's Net Loss Attributable to Common Stock was approximately $129.8 million, compared to a $53.0 million loss for the same period in 1998, primarily due to the repricing of certain stock options for the Company's chief executive officer and a non-cash dividend resulting from a beneficial conversion feature in connection with the issuance of preferred stock.

         In conjunction with a new employment agreement entered into with the Company's chief executive officer on September 15, 1999, the Company reduced the per share exercise price of the chief executive officer's existing 840,000 unvested stock options to $.01 per share and 360,000 vested stock options to $1.00 per share. As a result of this option repricing, the Company will recognize stock based compensation of approximately $8 million for the quarter ended September 30, 1999.

         During September 1999, the Company completed the sale of Series B Convertible Preferred Stock to NBC for $415 million. Because the Series B Convertible Preferred Stock is convertible at a price per share that is less than the closing price of the Class A Common Stock at the date of issuance, the Company recognized a beneficial conversion feature in connection with the issuance of the stock equal to the amount of the discount multiplied by the number of shares into which Series B Convertible Preferred Stock is convertible. The full amount of the beneficial conversion feature, approximately $65.5 million, will be reflected in the Company's consolidated statement of operations as a dividend during the quarter ending September 30, 1999, and will be allocated to additional paid-in capital in the Company's consolidated balance sheet.




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                       PAXSON COMMUNICATIONS CORPORATION
                (Name of Registrant as specified in its charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date  November 15, 1999            By: /s/ Jeffrey Sagansky
              -------------------------         -------------------------------
                                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).





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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.






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